August 22, 2018

Shay Banon
Chief Executive Officer
Elastic N.V.
800 West El Camino Real, Suite 350
Mountain View, CA 94040

       Re: Elastic N.V.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 8, 2018
           CIK: 0001707753

Dear Mr. Banon:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. Your response to prior comment 2 and your revised disclosure indicates that your product downloads include both free and paid features. Please clarify your disclosure here and elsewhere in your filing to state that the downloads include both your free and paid products.
 Shay Banon
FirstName LastNameShay Banon
Elastic N.V.
Comapany NameElastic N.V.
August 22, 2018
August 22, 2018 Page 2
Page 2
FirstName LastName



Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 66

2. We note from your response to prior comment 9 that you do not have visibility into whether your downloaded products are being actively used or how much of your downloaded software is being actively used in conjunction with a paid subscription.
         Please disclose these facts in the prospectus. In addition, consider expanding your disclosure to explain how management uses the total downloads metric and why this metric is useful to your investors.
Key Factors Affecting Our Performance, page 68

3. We note your response to prior comment 11 related to your Net Expansion Rate metric.
         Please expand your disclosure to more clearly describe this metric and how management uses the metric, including language similar to that provided in your response.
Results of Operations, page 73

4. In your analysis of results of operations, you disclose that your increase in subscription revenue was attributable to the addition of new customers and an increase in sales of additional subscriptions to existing customers. Where a material change in a line item is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms, if reasonably practicable. Please revise your disclosure as applicable. Refer to Item 303(a)(3)(ii) of Regulation S-K and
         Section III.D of SEC Release No. 33-6835.
Non-GAAP Financial Measures
Free Cash Flow and Free Cash Flow Margin, page 78

5. We note from your response to prior comment 15 that if free cash flow is negative, you may need to access cash reserves or other sources of capital to invest in strategic initiatives. In light of your negative free cash flow for fiscal years 2017 and 2018, revise your disclosure to clarify why you believe your Non-GAAP free cash flow measures provide useful information to investors, using language which is similar to that provided in your response.
Business
Customers, page 104

6.       Please disclose the time periods covered by the case studies.
 Shay Banon
Elastic N.V.
August 22, 2018
Page 3


Consolidated Financial Statements
Consolidated Statements of Operations, page F-4

7. We note your response to comment 18, however, it is still not clear how you have determined that your presentation complies with Rule 5-03(b)1 and (b)2 of Regulation S-
       X. Please tell us how you determined you were not required to separately disclose net sale of tangible products (i.e., software licenses) and services (i.e., support and SaaS subscriptions) to comply with Rule 5-03(b)(1) of Regulation S-X and to separately disclose the related costs and expenses to comply with Rule 5-03(b)(2). Alternatively, revise to separately present on the face of your Consolidated Statements of Operations net sales of tangible products and revenues from services and the cost of tangible products sold and cost of services.
       You may contact Diane Fritz, Staff Accountant, at (202) 551-3331, or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-
Advisor, at (202) 551-3447, or in his absence, Barbara Jacobs, Assistant Director, at (202) 551-
3735, with any other questions.



                                                           Sincerely,

FirstName LastNameShay Banon                               Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameElastic N.V.
                                                           and Services
August 22, 2018 Page 3
cc:       Andrew Hoffman, Esq.
FirstName LastName